

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2021

Scott M. Haralson
Chief Financial Officer
Spirit Airlines, Inc.
2800 Executive Way
Miramar, FL 33025

> **Re: Spirit Airlines, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Filed February 10, 2021**
> **Form 8-K filed October 27, 2021**
> **File No. 001-35186**

Dear Mr. Haralson:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed October 27, 2021

Exhibit 99.1
Forward Looking Guidance, page 3

1. Please revise to include a quantitative reconciliation of your forward looking non-GAAP guidance measures to the most directly comparable GAAP measures, or include a statement that such reconciliation is not practicable without unreasonable effort. Refer to guidance in Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures ("C&DIs").

Non GAAP Financial Measures, page 10

2. We note your presentation of various non-GAAP financial measures. Expand your disclosure to further explain why management believes the presentation of each individual non-GAAP financial measure provides useful information to investors. Refer to

Item 10(e)(1)(i)(c) of Regulation S-K.

3.   Expand your disclosure and tell us why you believe Supplemental rent adjustments should be excluded from operating expenses. Refer to Question 100.01 of the C&DIs.

4.   We note your reconciliation of Adjusted Net Income to GAAP Net Income includes an adjustment for Provision (benefit) for income taxes. Expand your disclosure under footnote (5) to explain in greater detail the nature of the adjustments for all periods presented. Additionally, tell us how you considered the tax effect of the special items expense (credit) in arriving at your Adjusted net income (loss). Refer to Question 102.11 of the C&DIs.

5.   Revise to present a reconciliation of Adjusted net income (loss) per share, diluted on a per share basis. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.05 of the C&DIs.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 with any questions

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation